UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 26, 2019

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

Unit 3.02, 411 - 413 Oxford St.

Mayfair

London W1C 2PE

United Kingdom

+44 20 3714 8881

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Update on Sale of US Solar Projects, Leadership Change and Strategy

LONDON, February 26, 2019 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar power company, today announced it has received letters of intent in relation to the purchase of a number of its solar projects with a total power generation capacity of 103MW from its 1.8GW DC U.S. solar development joint venture portfolio. It is expected that this first sale from the portfolio will be completed by the end of March 2019. VivoPower is progressing with negotiations on the sale of the entire portfolio as well as other individual projects.

VivoPower also announced that the Company’s New York based Chief Executive Officer (“CEO”), Carl Weatherley-White, has resigned from the Company. Art Russell, currently Chief Financial Officer of VivoPower will assume the role of Interim CEO. Matthew Cahir, who has been working closely with the VivoPower Board of Directors and CEO since October 2018 on the U.S. solar development portfolio sale process, will continue to act as Senior Advisor with a specific mandate to complete the sale of the portfolio and maximize proceeds to the Company in the process. Kevin Chin, Executive Chairman of VivoPower said “We would like to thank Carl for his contribution to the Company and while he may still consult for us from time to time in the coming months, we would like to take this opportunity to wish him well for the future. We are pleased that Art Russell has agreed to take on the role as interim CEO and he will work closely with Matt Cahir, who has been instrumental in accelerating the sales process and continues to work on a range of other project sales at present”.

With regards to the sale process, Art Russell commented “Since the VivoPower Board of Directors decided in December to explore a sale of the U.S. solar portfolio as a sum of the parts process in parallel with a sale of the entire portfolio, we have been pleased with the level of interest from various parties for clusters of projects as well as individual projects. The imminent sale of the Texas projects vindicates the strategy to be more flexible in how the portfolio is sold. We are engaging with a diverse range of potential buyers including IPPs, EPC firms, OEM manufacturers, infrastructure funds, renewable funds, and non-profit foundations and expect that it will take an estimated 6 months to consummate the sale of the remainder of the portfolio”.

On future strategy, VivoPower’s Executive Chairman, Kevin Chin said “Over the coming months, we expect to be announcing further updates with regards to sales of the Company’s U.S. solar projects. We continue to drive growth in our Australian power services business, Aevitas, which is winning record levels of work across a diverse range of industries including solar, data centers, water, mining and utilities. As more U.S. solar projects are sold, we anticipate that the Company’s cash reserves will increase and, in this context, the Board of Directors has commenced a review of our strategic options in terms of how to deploy the proceeds from sale. We will update the market on a timely basis”.

About VivoPower

VivoPower is an international solar power producer that develops, owns and operates PV solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 26, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer